OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1999





                             CONTENTS



                                                                     Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

Rate of Return on Investment                                           3

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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1999
                                      January 1999                    February 1999                      March 1999
                                                  Billings                         Billings                         Billings
                             Tons         Fee     Amount      Tons        Fee      Amount      Tons         Fee     Amount
                                       (per ton)  (000)                (per ton)   (000)                 (per ton)  (000)
SERVICE TO AFFILIATES

  Indiana-Kentucky Electric
  Corp:
    Clifty Creek . . . . .     118,150   $1.41     $  167        32,693  $1.41       $   46       54,082   $1.54      $   83

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     775,182   $1.41      1,093       744,990  $1.41        1,050      858,068   $1.54       1,322

SERVICE TO NON-AFFILIATES      338,261   $1.25        424       472,530  $1.96          924      611,808   $1.15         701

    TOTAL. . . . . . . . .   1,231,593             $1,684     1,250,213              $2,020    1,523,958              $2,106

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1999


                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   1999       1999        1999     3/31/99
                                              (in thousands)

Rents. . . . . . . . . . . . . . $  589     $  606      $  591     $1,786
Labor-UMW* . . . . . . . . . . .    361        149         207        717
Benefits-UMW*. . . . . . . . . .    138        132         104        374
Salaries and Benefits-Nonunion .     51         47          42        140
Material & Supplies. . . . . . .   (126)       265         170        309
Billed Services. . . . . . . . .      3       (190)         83       (104)
Taxes**. . . . . . . . . . . . .     52         52          52        156
Administrative and General . . .    237        186         324        747
Inventory Adjustments*** . . . .    (25)       (44)         (4)       (73)
Electricity. . . . . . . . . . .     69         86          82        237
Cost-of-Capital. . . . . . . . .     36         66          59        161

          Total. . . . . . . . . $1,385     $1,355      $1,710     $4,450


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.


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                        OHIO POWER COMPANY
       COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                   RATE OF RETURN ON INVESTMENT


                CAPITALIZATION                                    AFTER-TAX
                  @12/31/98       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT            (000)        OF TOTAL         COST        RATE OF RETURN

Long-term Debt  $  993,647(a)       41.92%        7.38%(c)          3.09%

Preferred Stock     29,220           1.23%        5.00%(c)           .06%

Common Stock     1,347,681(b)       56.85%       12.81%(d)          7.28%

Total           $2,370,548         100.00%                         10.43%*


a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
c)   Embedded Cost at 12/31/98.
d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.
* Rate will be applied for billing purposes to the twelve months period commencing April 1, 1999.